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[Janus Letterhead]



December 1, 2006

VIA EDGAR
---------

Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Re:      JANUS ADVISER SERIES (the "Registrant")
         1933 Act File No. 333-33978
         1940 Act File No. 811-09885
         Post-Effective Amendment No. 34

Dear Mr. Greene:

This letter is to respond to your comments made by telephone on Thursday, November 16, 2006 with respect to Janus Adviser Series Post-Effective Amendment No. 34. On behalf of the Registrant, responses to your comments are as follows:

Class A and C Shares Prospectus:

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses, carry over comments to other Janus Adviser Series prospectuses and SAIs as appropriate, and provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

         RESPONSE: The Registrant acknowledges the comment and confirms that it has complied.

2. COMMENT: The Staff indicated its position that, because "International" is included in Janus Adviser International Equity Fund's name, the Fund should invest in securities of a substantial number of countries.

         RESPONSE: The Registrant acknowledges the comment. Disclosure reflects that the Fund normally invests in a core group of 50-70 equity securities of issuers of different countries located throughout the world, excluding the United States.

3. COMMENT: With respect to Janus Adviser Orion Fund, the Staff indicated that the percentage of any country concentration (within emerging markets) should be disclosed in the prospectus.

         RESPONSE: In response to prior Staff comment regarding emerging markets disclosure, the Registrant included the specific percentage of emerging markets allocation as of the Fund's fiscal year-end. The Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. Disclosure was previously added directing investors to shareholder reports and Form N-Q for a summary of investments by country.

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4.       COMMENT: The Staff inquired whether disclosure required by Item 5 and
         Item 15 regarding portfolio managers is included for each member of Janus Adviser International Equity Fund team.

         RESPONSE: The Registrant confirms that disclosure required by Item 5 and Item 15 for each investment team member of the Fund appears in the prospectus and SAI as applicable.

5. COMMENT: The Staff inquired whether the Morgan Stanley Capital International ("MSCI") EAFE Index is an appropriate benchmark in light of any emerging markets investments which may be made by Janus Adviser International Equity Fund.

         RESPONSE: In accordance with Item 2 of Form N-1A requiring comparison to a broad-based securities market index, the Registrant believes that the MSCI EAFE Index is an appropriate broad-based securities index for the Fund.

6. COMMENT: The Staff inquired as to what types of investments are "other high-yielding securities" with respect to Janus Adviser High-Yield Fund.

         RESPONSE: "Other high-yielding securities" may consist of investments that have the characteristics of below investment grade securities.

7. COMMENT: The Staff asked that the lead-in paragraph related to Fees and Expenses be updated to include the "commencement of operations" dates for Janus Adviser International Equity Fund and Janus Adviser Long/Short Fund.

         RESPONSE: As discussed, and as described in a footnote to the Fees and Expenses table, neither Fund had commenced operations as of July 31, 2006, and each Fund's "Other Expenses" are based on the estimated expenses that each Fund expects to incur in its initial fiscal year.

8. COMMENT: The Staff questioned the meaning of a statement (in the lead-in paragraph to Fees and Expenses) indicating that certain Funds' fees and expenses had been "restated" and inquired whether disclosure of contractual waivers in the Fees and Expenses table presents expense amounts before or after waivers.

         RESPONSE: As discussed, the Funds in question had a reduction to their respective contractual expense waivers, which resulted in the need to restate their fees and expenses. In addition, as discussed and as described in a footnote to the Fees and Expenses table, annual fund operating expenses are presented both with and without contractual expense waivers.

9. COMMENT: With respect to Janus Adviser Long/Short Fund, the Staff asked for confirmation that "Other Expenses" in the Fees and Expenses table include dividend and interest expense and, if expenses related to short sales is significant, that a separate line item in the fee table be provided.

         RESPONSE: As discussed, and as described in a footnote to the Fees and Expenses table, upon completion of the Fund's first fiscal year where expense detail is incorporated, "Other Expenses" will include dividends or interest on short sales as applicable.

10. COMMENT: The Staff indicated that the footnotes to the Fees and Expenses table should follow the expense examples.

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         RESPONSE: As discussed during the call, the Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication, which the Registrant believes is consistent with its current disclosure.

11. COMMENT: The Staff indicated that it believes that the performance fee structure is more properly characterized as a fixed rate that is adjusted rather than a "rate that adjusts upward or downward."

         RESPONSE: The Registrant believes that the current disclosure properly characterizes the performance-based fee structure. Similar disclosure was also contained in the proxy statement reviewed by the Staff and provided to shareholders in 2005 related to approval of the performance-based fee structure.

12. COMMENT: The Staff inquired whether the Janus Adviser Worldwide Fund waiver, as described in the last footnote to the Fees and Expenses table, is applied based on the Fund's return prior to or after expenses.

         RESPONSE: The waiver is applied based on total return (after expenses).

13. COMMENT: The Staff inquired whether any expense recoupment has occurred related to Janus Adviser Risk-Managed Value Fund or Janus Adviser Long/Short Fund.

         RESPONSE:  The Registrant confirms that no amounts have been recouped.

14. COMMENT: The Staff asked for clarification regarding footnote disclosure in the Management Expenses presentation related to the Money Market Fund, which states that the 12b-1 fee waiver "is not factored into and does not affect the expense limit agreed to by Janus Capital."

         RESPONSE: As discussed, the 12b-1 waiver is between the Fund and Janus Distributors LLC, and the expense waiver is between the Fund and Janus Capital, and each waiver operates independently.

15. COMMENT: The Staff inquired whether the Janus Adviser International Equity Fund comparable account performance presentation is intended to show performance of the adviser or of the portfolio managers.

         RESPONSE: Janus Adviser International Equity Fund's comparable account performance presentation is intended to show the performance of the adviser, and disclosure has been revised to reflect such intended presentation.

16. COMMENT: The Staff inquired whether Janus Adviser International Equity Fund's comparable account performance presentation included disclosure reflecting the fact that if the comparable account were a registered investment company, it would be subject to such fees, expenses and restrictions of registered investment companies.

         RESPONSE: The Registrant confirms that such disclosure is included in the presentation.

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Statement of Additional Information

17. COMMENT: The Staff inquired as to the structure of the waiver in place for Janus Adviser Worldwide Fund, asked whether it is a performance-based fee structure under Section 205 of the Investment Advisers Act, and inquired whether the Registrant relied on any precedence for the structure.

         RESPONSE: The Registrant believes that the structure of the Fund's waiver, as described in detail under the Investment Adviser discussion in the Statement of Additional Information, is not a performance-based fee structure that falls under Section 205 of the Investment Advisers Act. The fee waiver resulted from Janus Capital Management LLC's ("Janus Capital") efforts to address a request from the Fund's Independent Trustees that, because of the Fund's continuing poor performance, Janus Capital voluntarily agree to waive advisory fees during the six-month period prior to the commencement of the Fund's shareholder-approved performance fees on February 1, 2007. The voluntarily agreement was reduced to writing to avoid an appearance that Janus Capital is manipulating fees it receives through a voluntary waiver that Janus Capital has the discretion to change at any time. In this regard, however, this voluntary fee waiver is not reflected in the fee table to the Fund's prospectus as a contractual fee waiver. The Fund's total expenses shown in the fee table in the prospectus do not include this fee waiver.

         The Fund has an existing investment advisory agreement with Janus Capital, under which the Fund pays a fee at a flat annual rate of 0.64% of average net assets until the shareholder-approved performance fee adjustments apply in February 2007. As noted above, the Independent Trustees sought to recover for shareholders a portion of the fee otherwise payable under the agreement because of their concerns regarding prolonged poor investment performance of the Fund. Although the waiver that Janus Capital agreed to for the six-month period was voluntary on the part of Janus Capital (since the underlying agreement, with its flat fee, remained in effect), after discussion with the Trustees, Janus Capital committed to that voluntary waiver for the six-month period. In this regard, see George Coleman (July 18, 1995), in which the staff states, "We believe, however, that the Advisers Act does not prohibit a voluntary, noncontractual refund of advisory fees by an investment adviser."

         As discussed in greater detail below, Janus Capital, as well as counsel to the Independent Trustees, believes that the current arrangement, in the circumstances in which it was implemented, does not present any of the concerns identified in Release No. IA-721, and that this waiver arrangement should not be considered to be a performance-based fee under Section 205 of the Investment Advisers Act of 1940. The Fund stands to benefit from the waiver and cannot be harmed by the waiver. Since the investment advisory agreement already provides for a performance adjustment starting in February 2007, based on the performance of the Fund during the prior year, those adjustments will necessarily reflect performance of the Fund during the period of the six-month voluntary waiver, and therefore the voluntary waiver does not provide any greater incentive for Janus Capital to take undue risks, speculate or engage in over-trading.

18. COMMENT: The Staff asked whether the Registrant could break the Net Asset Value Determination discussion into additional paragraphs to enhance readability.

         RESPONSE:  The Registrant revised disclosure to enhance readability.

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The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in Post-Effective Amendment No. 35. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments, in Post-Effective Amendment No. 34 reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any concerns regarding the above responses, please call me at (303) 336-7823. Thank you for your assistance in this matter.

Regards,

/s/ Richard C. Noyes

Richard C. Noyes
Associate Counsel

cc:      Stephanie Grauerholz-Lofton, Esq.
         Donna L. Brungardt
         Cindy A. Antonson